UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 8

To

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT
(Under Section 13(e) of the Securities Exchange Act of 1934)

ANTERO MIDSTREAM PARTNERS LP
(Name of the Issuer)

Antero Midstream Partners GP LLC

Antero Midstream GP LP

AMGP GP LLC

Antero IDR Holdings LLC

Arkrose Midstream Preferred Co LLC

Arkrose Midstream Newco Inc.

Arkrose Midstream Merger Sub LLC
Antero Resources Corporation

Warburg Pincus Private Equity VIII, L.P.

Warburg Pincus Netherlands Private Equity VIII C.V. I

WP-WPVIII Investors, L.P.

Warburg Pincus Private Equity X O&G, L.P.

Warburg Pincus X Partners, L.P.

WP-WPVIII Investors GP L.P.

Warburg Pincus X, L.P.

Warburg Pincus X GP L.P.

WPP GP LLC

Warburg Pincus Partners, L.P.

Warburg Pincus Partners GP LLC

Warburg Pincus & Co.

Warburg Pincus LLC

Charles R. Kaye

Joseph P. Landy

Yorktown Energy Partners V, L.P.

Yorktown Energy Partners VI, L.P.

Yorktown Energy Partners VII, L.P.

Yorktown Energy Partners VIII, L.P.

Paul Rady

Mockingbird Investments LLC

Glen C. Warren, Jr.

Canton Investment Holdings LLC
(Name of Person(s) Filing Statement)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

03673L 103
(CUSIP Number of Class of Securities)

Glen C. Warren, Jr.

1615 Wynkoop Street

Denver, Colorado 80202

(303) 357-7310
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the
Person(s) Filing Statement)

Copies to:

Douglas E. McWilliams

Lande A. Spottswood

Vinson & Elkins L.L.P.

1001 Fannin Street, Suite 2500

Houston, Texas 77002-6760

713-758-2222

This statement is filed in connection with (check the appropriate box):

(a)           ☒            The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

(b)          ☒            The filing of a registration statement under the Securities Act of 1933.

(c)           ☐              A tender offer.

(d)          ☐              None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$5,569,325,270.31	$675,003

*                  Calculated solely for the purpose of determining the filing fee. The Transaction Value was calculated as follows: the product of (a) $29.73, the average of the high and low prices of the common units of Antero Midstream Partners LP (“AM”) as reported on the New York Stock Exchange on November 1, 2018 and (b) 187,330,147, the estimated maximum number of common units of AM that may be exchanged for the merger consideration in the merger of AM with a wholly owned subsidiary of Antero Midstream GP LP (“AMGP”).

**            In accordance with Rule 0-11(c)(1), the filing fee was calculated by multiplying 0.0001212  by the Transaction Valuation.

☒            Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $675,003	Filing Party: Antero Midstream GP LP
Form or Registration No.: Form S-4 (Registration No. 333-228156)	Date Filed: November 5, 2018

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule”) is being filed by: (1) (a) Antero Midstream Partners LP (“AM”), the issuer of common units representing limited partner interests in AM that are the subject of the Rule 13e-3 transaction, (b) Antero Midstream Partners GP LLC, the general partner of AM (“AMP GP,” and, together with AM, the “AM Parties”), (2) (a) Antero Midstream GP LP (“AMGP”), (b) AMGP GP LLC, the general partner of AMGP (“AMGP GP”), (c) Antero IDR Holdings LLC (“IDR Holdings”), (d) Arkrose Midstream Preferred Co LLC (“Preferred Co”), (e) Arkrose Midstream Newco Inc. (“NewCo”), (f) Arkrose Midstream Merger Sub LLC (“Merger Sub,” and together with AMGP, AMGP GP, IDR Holdings, Preferred Co and NewCo, the “AMGP Parties”), (3) Antero Resources Corporation (“Antero Resources”), (4) (a) Warburg Pincus Private Equity VIII, L.P. (“WPPE”), (b) Warburg Pincus Netherlands Private Equity VIII C.V. I (“WPNPE”), (c) WP-WPVIII Investors, L.P. (“WPWP”), (d) Warburg Pincus Private Equity X O&G, L.P.(“WPPEX”), (e) Warburg Pincus X Partners, L.P. (“WPXP”), (f) WP-WPVIII Investors GP L.P. (“WPWP GP”), (g) Warburg Pincus X, L.P. (“WPX”), (h) Warburg Pincus X GP L.P. (“WPX GP”), (i) WPP GP LLC (“WPP GP”), (j) Warburg Pincus Partners, L.P. (“WPP LP”), (k) Warburg Pincus Partners GP LLC (“WPP GP LLC”), (l) Warburg Pincus & Co. (“WP”), (m) Warburg Pincus LLC (“WP LLC”), (n) Charles R. Kaye, and (o) Joseph P. Landy (together with WPPE, WPNPE, WPWP, WPPEX, WPXP, WPWP GP, WPX, WPX GP, WPP GP, WPP LP, WPP GP LLC, WP, WP LLC and Mr. Kaye, “Warburg”), (5) (a) Yorktown Energy Partners V, L.P. (“YEP V”), (b) Yorktown Energy Partners VI, L.P. (“YEP VI”), (c) Yorktown Energy Partners VII, L.P. (“YEP VII”), and (d) Yorktown Energy Partners VIII, L.P. (“YEP VII,” and together with YEP V, YEP VI, YEP VII, and YEP VII, “Yorktown,” and together with Warburg, the “Sponsor Holders”), (6) Paul Rady, Mockingbird Investments LLC (“Mockingbird”), Glen C. Warren, Jr. and Canton Investment Holdings LLC (“Canton,” and together with Paul Rady, Mockingbird and Glen C. Warren, Jr., the “Management Holders”). This Schedule relates to the Simplification Agreement, dated as of October 9, 2018, by and among AMGP GP, AMGP, IDR Holdings, Preferred Co, NewCo, Merger Sub, AMP GP, and AM (the “Simplification Agreement”).

AMGP has filed with the Securities and Exchange Commission a registration statement on Form S-4 (Registration No. 333-228156) as amended by Amendment No. 1 and Amendment No. 2 thereto, (the “Form S-4”), which contains a joint proxy statement and a prospectus (the “proxy statement/prospectus”) and constitutes (i) a prospectus of AMGP under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to AMGP (or its successor entity) securities to be issued pursuant to the Simplification Agreement, (ii) a notice of meeting and a proxy statement of AMGP under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the special meeting of AMGP shareholders, at which AMGP shareholders will be asked to consider and vote on, among other matters, a proposal to approve the Simplification Agreement and the transactions contemplated thereby and (iii) a notice of meeting and a proxy statement of AM under Section 14(a) of the Exchange Act with respect to the special meeting of AM unitholders, at which AM unitholders will be asked to consider and vote on a proposal to approve the Simplification Agreement and the transactions contemplated thereby. A copy of the Form S-4 is attached hereto as Exhibit (a)(3) and a copy of the Simplification Agreement is attached as Annex A to the proxy statement/prospectus. All references in this Schedule to Items numbered 1001 to 1016 are references to Items contained in Regulation M-A under the Exchange Act.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the proxy statement/prospectus of the information required to be included in response to the items of Schedule 13E-3. The information contained in the proxy statement/prospectus, including all annexes thereto and documents incorporated by reference therein, is hereby expressly incorporated herein by reference. As of the date hereof, the proxy statement/prospectus is in preliminary form and is subject to completion. Terms used but not defined in this Schedule shall have the meanings given to them in the proxy statement/prospectus.

Item 1.                                 Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Questions and Answers about the Transactions and the Special Meetings”

Item 2.                                 Subject Company Information.

Regulation M-A Item 1002

(a)            Name and Address. AM’s name and the address and telephone number of its principal executive offices are as follows:

Antero Midstream Partners LP
1615 Wynkoop Street
Denver, CO 80202
Telephone: (303) 357-7310

(b)            Securities. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“The AM Special Meeting—General Information About the AM Special Meeting—Common Units Outstanding”

(c)             Trading Market and Price.

AM Common Units trade on the NYSE under the ticker symbol “AM.” The following table sets forth, for the periods indicated, the range of high and low sales prices per unit for AM Common Units, on the NYSE composite tape:

	High	Low
2016
Fourth Quarter	$31.39	$25.93
2017
First Quarter	$35.74	$30.45
Second Quarter	$35.55	$29.62
Third Quarter	$35.10	$30.48
Fourth Quarter	$32.20	$25.71
2018
First Quarter	$33.41	$24.59
Second Quarter	$31.68	$24.20
Third Quarter	$34.18	$28.25
Fourth Quarter	$34.53	$19.86
2019
First Quarter (through January 10, 2019)	$25.72	$21.03

(d)            Dividends. The Agreement of Limited Partnership of AM provides for a minimum quarterly distribution of $0.17 per unit for each whole quarter, or $0.68 per unit on an annualized basis. The following table sets forth, for the periods indicated, information concerning quarterly cash distributions declared and paid on the AM Common Units:

Distributions(1)
2016
Third Quarter	$0.265
Fourth Quarter	$0.280
2017
First Quarter	$0.300
Second Quarter	$0.320
Third Quarter	$0.340
Fourth Quarter	$0.365
2018
First Quarter	$0.390
Second Quarter	$0.415
Third Quarter	$0.440

(1)         Represents distributions per AM Common Unit declared with respect to the quarter presented and paid in the following quarter.

(e)             Prior Public Offerings. The information set forth in the proxy statement/prospectus under the caption “Where You Can Find More Information—Antero Midstream’s Filings (SEC File No. 001-36719)” is incorporated herein by reference.

(f)              Prior Stock Purchases. The information set forth in the proxy statement/prospectus under the caption “Where You Can Find More Information—Antero Midstream’s Filings (SEC File No. 001-36719)” is incorporated herein by reference.

Item 3.                                 Identity and Background of Filing Persons.

Regulation M-A Item 1003

(a)            Name and Address. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Parties to the Transactions”
“Summary Term Sheet—Relationship of the Parties to the Transactions”
“Summary Term Sheet—Security Ownership of Certain Beneficial Owners and Management of AMGP and Antero Midstream”
“Special Factors—Relationship of the Parties to the Transactions”
“Special Factors—Security Ownership of Certain Beneficial Owners and Management of AMGP and Antero Midstream”
“Special Factors—Directors and Executive Officers of New AM Following the Transactions”
“The Parties to the Transactions”
“Where You Can Find More Information—AMGP’s Filings (SEC File No. 001-38075)”
“Where You Can Find More Information—Antero Midstream’s Filings (SEC File No. 001-36719)”

Unless stated otherwise herein or in documents incorporated by reference, the principal place of business for each filing person is 1615 Wynkoop Street, Denver, CO, 80202. The telephone number at such address is (303) 357-7310.

(b)            Business and Background of Entities. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Parties to the Transactions”
“Summary Term Sheet—Relationship of the Parties to the Transactions”
“Special Factors—Relationship of the Parties to the Transactions”
“Summary Term Sheet—Security Ownership of Certain Beneficial Owners and Management of AMGP and Antero Midstream”
“Special Factors—Security Ownership of Certain Beneficial Owners and Management of AMGP and Antero Midstream”

“The Parties to the Transactions”
“Where You Can Find More Information”

Unless stated otherwise herein or in documents incorporated by reference, each of the filing persons are entities organized in the state of Delaware, except for Mockingbird Investments LLC, which is a limited liability company incorporated in the State of Colorado. Unless stated otherwise herein or in documents incorporated by reference, none of the filing persons have been (i) convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), or (ii) a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(c)             Business and Background of Natural Persons. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—Relationship of the Parties to the Transactions”
“Summary Term Sheet—Security Ownership of Certain Beneficial Owners and Management of AMGP and Antero Midstream”
“Special Factors—Relationship of the Parties to the Transactions”
“Special Factors—Security Ownership of Certain Beneficial Owners and Management of AMGP and Antero Midstream”
“Special Factors—Directors and Executive Officers of New AM Following the Transactions”
“Where You Can Find More Information—AMGP’s Filings (SEC File No. 001-38075)”
“Where You Can Find More Information—Antero Midstream’s Filings (SEC File No. 001-36719)”

Unless stated otherwise herein or in documents incorporated by reference, all natural persons specified in General Instruction C to Schedule 13E-3, including the filing persons’ directors and officers and their controlling persons, if any, (i) are U.S. citizens, (ii) have not been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) and (iii) have not been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 4.                                 Terms of the Transaction.

Regulation M-A Item 1004

(a)            Material Terms. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Questions and Answers about the Transactions and the Special Meetings”
“Special Factors”
“Special Factors—Recommendation of the AM Conflicts Committee and the AM Board and Their Reasons for Recommending Approval of the Transactions”
“Special Factors—Accounting Treatment of the Transactions”
“The AM Special Meeting”
“The AMGP Proposals and the AM Merger Proposal: The Simplification Agreement and the Transactions”
“Material U.S. Federal Income Tax Consequences”
“Comparison of the Rights of New AM Stockholders, AMGP Shareholders and AM Unitholders”
Annex A—Simplification Agreement

(c)             Different Terms. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Simplification Agreement Transactions”
“Summary Term Sheet—The Simplification Agreement—Treatment of Equity Awards”
“Summary Term Sheet—Interests of Certain Persons in the Transactions”
“The AM Special Meeting—Proxy Submission Procedures—Antero Resources’ Obligation to Vote Its AM Common Units”
“Special Factors—Effects of the Transactions”
“Special Factors—Interests of Certain Persons in the Transactions”
“The AMGP Proposals and the AM Merger Proposal: The Simplification Agreement and the Transactions—Structure of the Merger”
Annex A—Simplification Agreement

(d)            Appraisal Rights. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—Other Information Related to the Merger—No Appraisal Rights”
“Special Factors—No Appraisal Rights”

(e)             Provisions for Unaffiliated Security Holders. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—Other Information Related to the Merger—Provisions for Unaffiliated Security Holders”
“Special Factors—Provisions for Unaffiliated Security Holders”

(f)              Eligibility for Listing or Trading. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Special Factors—Listing of Shares of New AM Common Stock”
“Special Factors—Restrictions on Sales of New AM Common Stock Received in the Transactions”

Item 5.                                 Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a)            Transactions. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Special Factors—Relationship of the Parties to the Transactions”
“Special Factors—Interests of Certain Persons in the Transactions”
“Where You Can Find More Information—AMGP’s Filings (SEC File No. 001-38075)”
“Where You Can Find More Information—Antero Midstream’s Filings (SEC File No. 001-36719)”

(b)            Significant Corporate Events. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Special Factors—Background of the Transactions”
“Special Factors—Relationship of the Parties to the Transactions”
“Special Factors—Recommendation of the AM Conflicts Committee and the AM Board and Their Reasons for Recommending Approval of the Transactions”
“Special Factors—Position of Antero Resources as to the Fairness of the Transactions”
“Special Factors—Position of the AMGP Parties, AM Parties, Management Holders and Sponsor Holders as to the Fairness of the Transactions”
“Special Factors—Interests of Certain Persons in the Transactions”
“The AMGP Proposals and the AM Merger Proposal: The Simplification Agreement and the Transactions”

“Where You Can Find More Information—AMGP’s Filings (SEC File No. 001-38075)”
“Where You Can Find More Information—Antero Midstream’s Filings (SEC File No. 001-36719)”
Annex A—Simplification Agreement

(c)             Negotiations or Contacts. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Special Factors—Effects of the Transactions”
“Special Factors—Background of the Transactions”
“Special Factors—Relationship of the Parties to the Transactions”
“Special Factors—Recommendation of the AM Conflicts Committee and the AM Board and Their Reasons for Recommending Approval of the Transactions”
“Special Factors—Position of Antero Resources as to the Fairness of the Transactions”
“Special Factors—Position of the AMGP Parties, AM Parties, Management Holders and Sponsor Holders as to the Fairness of the Transactions”
“Special Factors—Interests of Certain Persons in the Transactions”
“The AMGP Proposals and the AM Merger Proposal: The Simplification Agreement and the Transactions”
Annex A—Simplification Agreement

(e)             Agreements Involving the Subject Company’s Securities. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“The AM Special Meeting—Proxy Submission Procedures—Antero Resources’ Obligation to Vote Its AM Common Units”
“Special Factors—Effects of the Transactions”
“Special Factors—Background of the Transactions”
“Special Factors—Relationship of the Parties to the Transactions”
“Special Factors—Recommendation of the AM Conflicts Committee and the AM Board and Their Reasons for Recommending Approval of the Transactions”
“Special Factors—Position of Antero Resources as to the Fairness of the Transactions”
“Special Factors—Position of the AMGP Parties, AM Parties, Management Holders and Sponsor Holders as to the Fairness of the Transactions”
“Special Factors—Interests of Certain Persons in the Transactions”
“Special Factors—Directors and Executive Officers of New AM Following the Transactions”
“Special Factors—Ownership of Antero Midstream After the Merger”
“The AMGP Proposals and the AM Merger Proposal: The Simplification Agreement and the Transactions”
“Description of the Debt Financing For the Merger”
“Where You Can Find More Information—AMGP’s Filings (SEC File No. 001-38075)”
“Where You Can Find More Information—Antero Midstream’s Filings (SEC File No. 001-36719)”
Annex A—Simplification Agreement

Item 6.                                 Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(b)            Use of Securities Acquired. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Special Factors—Effects of the Transactions”
“Special Factors—Delisting and Deregistration of AM Common Units”
“The AMGP Proposals and the AM Merger Proposal: The Simplification Agreement and the

Transactions”
Annex A—Simplification Agreement

(c)(1)-(8) Plans. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Special Factors—Effects of the Transactions”
“Special Factors—Background of the Transactions”
“Special Factors—Position of Antero Resources as to the Fairness of the Transactions”
“Special Factors—Position of the AMGP Parties, AM Parties, Management Holders and Sponsor Holders as to the Fairness of the Transactions”
“Special Factors—Interests of Certain Persons in the Transactions”
“Special Factors—Directors and Executive Officers of New AM Following the Transactions”
“Special Factors—Delisting and Deregistration of AM Common Units”
“Special Factors—Ownership of Antero Midstream After the Merger”
“Description of the Debt Financing for the Merger”
“The AMGP Proposals and the AM Merger Proposal: The Simplification Agreement and the Transactions”
Annex A—Simplification Agreement

Item 7.                                 Purposes, Alternatives, Reasons and Effects.

Regulation M-A Item 1013

(a)            Purposes. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Special Factors—Effects of the Transactions”
“Special Factors—Background of the Transactions”
“Special Factors— Recommendation of the AM Conflicts Committee and the AM Board and Their Reasons for Recommending Approval of the Transactions”
“Special Factors— Recommendation of the AMGP Conflicts Committee and the AMGP Board and Their Reasons for Recommending Approval of the Transactions”
“Special Factors—Position of Antero Resources as to the Fairness of the Transactions”
“Special Factors—Position of the AMGP Parties, AM Parties, Management Holders and Sponsor Holders as to the Fairness of the Transactions”
“Special Factors—Interests of Certain Persons in the Transactions”

(b)            Alternatives. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Special Factors—Background of the Transactions”
“Special Factors—Recommendation of the AM Conflicts Committee and the AM Board and Their Reasons for Recommending Approval of the Transactions”
“Special Factors— Recommendation of the AMGP Conflicts Committee and the AMGP Board and Their Reasons for Recommending Approval of the Transactions”
“Special Factors—Position of Antero Resources as to the Fairness of the Transactions”
“Special Factors—Position of the AMGP Parties, AM Parties, Management Holders and Sponsor Holders as to the Fairness of the Transactions”

(c)             Reasons. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Special Factors—Effects of the Transactions”
“Special Factors—Background of the Transactions”
“Special Factors—Recommendation of the AM Conflicts Committee and the AM Board and Their Reasons for Recommending Approval of the Transactions”
“Special Factors— Recommendation of the AMGP Conflicts Committee and the AMGP Board and Their Reasons for Recommending Approval of the Transactions”
“Special Factors—Position of Antero Resources as to the Fairness of the Transactions”
“Special Factors—Position of the AMGP Parties, AM Parties, Management Holders and Sponsor Holders as to the Fairness of the Transactions”
“Special Factors—Projected Financial Information”
“Special Factors—Interests of Certain Persons in the Transactions”
“Special Factors—Opinions of the AM Conflicts Committee’s Financial Advisor”

(d)            Effects. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—Organizational Chart Before the Transactions”

“Summary Term Sheet—Organizational Chart After the Transactions”

“Summary Term Sheet—Selected Historical Consolidated Financial Data of Antero Midstream”

“Summary Term Sheet—Unaudited Pro Forma Condensed Combined Financial Information”

“Summary Term Sheet—Unaudited Comparative Per Share/Unit Information”

“Questions and Answers about the Transactions and the Special Meetings”
“Special Factors—Effects of the Transactions”
“Special Factors—Background of the Transactions”
“Special Factors—Recommendation of the AM Conflicts Committee and the AM Board and Their Reasons for Recommending Approval of the Transactions”

“Special Factors— Recommendation of the AMGP Conflicts Committee and the AMGP Board and Their Reasons for Recommending Approval of the Transactions”

“Special Factors—Projected Financial Information”
“Special Factors—Interests of Certain Persons in the Transactions”
“Special Factors—Delisting and Deregistration of AM Common Units”
“Material U.S. Federal Income Tax Consequences”
“Description of the Debt Financing for the Merger”
“The AMGP Proposals and the AM Merger Proposal: The Simplification Agreement and the Transactions”
“Comparison of the Rights of New AM Stockholders, AMGP Shareholders and AM Unitholders”
Annex A—Simplification Agreement

Item 8.                                 Fairness of the Transaction

Regulation M-A Item 1014

(a)            Fairness. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—Recommendation of the AM Conflicts Committee and the AM Board and Their Reasons for Recommending Approval of the Transactions”

“Summary Term Sheet—Recent Developments”

“Special Factors—Recommendation of the AM Conflicts Committee and the AM Board and Their Reasons for Recommending Approval of the Transactions”
“Special Factors— Recommendation of the AMGP Conflicts Committee and the AMGP Board and Their Reasons for Recommending Approval of the Transactions”
“Special Factors—Position of Antero Resources as to the Fairness of the Transactions”
“Special Factors—Position of the AMGP Parties, AM Parties, Management Holders and Sponsor Holders as to the Fairness of the Transactions”

(b)            Factors Considered in Determining Fairness. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—Recommendation of the AM Conflicts Committee and the AM Board and Their Reasons for Recommending Approval of the Transactions”

“Summary Term Sheet—Recent Developments”

“Special Factors—Background of the Transactions”
“Special Factors—Recommendation of the AM Conflicts Committee and the AM Board and Their

Reasons for Recommending Approval of the Transactions”

“Special Factors— Recommendation of the AMGP Conflicts Committee and the AMGP Board and Their Reasons for Recommending Approval of the Transactions”

“Special Factors—Position of Antero Resources as to the Fairness of the Transactions”

“Special Factors—Position of the AMGP Parties, AM Parties, Management Holders and Sponsor Holders as to the Fairness of the Transactions”
“Special Factors—Opinion of the AMGP Conflicts Committee’s Financial Advisor”
“Special Factors—Opinions of the AM Conflicts Committee’s Financial Advisor”
“Special Factors—Opinion of the AR Special Committee’s Financial Advisor”
Annex B—Fairness Opinion of the AM Conflicts Committee’s Financial Advisor dated October 8, 2018
Annex C—Fairness Opinion of the AM Conflicts Committee’s Financial Advisor dated January 11, 2019

Annex D—Fairness Opinion of the AMGP Conflicts Committee’s Financial Advisor dated October 9, 2018
Annex E—Fairness Opinion of the AR Special Committee’s Financial Advisor dated October 8, 2018

(c)             Approval of Security Holders. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—AM Special Meeting—What Vote is Needed”
“Questions and Answers about the Transactions and the Special Meetings”
“The AM Special Meeting—General Information About the AM Special Meeting—Votes Required”
Annex A—Simplification Agreement

(d)            Unaffiliated Representative. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—Recommendation of the AM Conflicts Committee and the AM Board and Their Reasons for Recommending Approval of the Transactions”
“Summary Term Sheet—Opinions of the AM Conflicts Committee’s Financial Advisor”

“Summary Term Sheet—Recent Developments”

“Special Factors—Background of the Transactions”
“Special Factors—Recommendation of the AM Conflicts Committee and the AM Board and Their Reasons for Recommending Approval of the Transactions”
“Special Factors—Position of Antero Resources as to the Fairness of the Transactions”
“Special Factors—Position of the AMGP Parties, AM Parties, Management Holders and Sponsor Holders as to the Fairness of the Transactions”
“Special Factors—Opinions of the AM Conflicts Committee’s Financial Advisor”
Annex B— Fairness Opinion of the AM Conflicts Committee’s Financial Advisor dated October 8, 2018

Annex C—Fairness Opinion of the AM Conflicts Committee’s Financial Advisor dated January 11, 2019

(e)             Approval of Directors. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—Recommendation of the AM Conflicts Committee and the AM Board and Their Reasons for Recommending Approval of the Transactions”

“Summary Term Sheet—Recent Developments”

“Special Factors—Background of the Transactions”
“Special Factors—Recommendation of the AM Conflicts Committee and the AM Board and Their Reasons for Recommending Approval of the Transactions”

(f)              Other Offers. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Special Factors—Background of the Transactions”

Item 9.                                 Reports, Opinions, Appraisals and Negotiations.

Regulation M-A Item 1015

(a)—(b)        Report, Opinion, or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal. The Fairness Opinions of Tudor Pickering Holt & Co Advisors LP, Goldman Sachs & Co. LLC and Robert W. Baird & Co. Incorporated, previously attached as Exhibits (c)(1), (c)(2) and (c)(3), respectively, are incorporated by reference herein. The presentations of Tudor Pickering Holt & Co Advisors LP to the conflicts committee of the board of directors of AMP GP, previously attached as Exhibits (c)(67) through (c)(88), are incorporated herein by reference. The presentations prepared by Goldman Sachs & Co. LLC to the conflicts committee of the board of directors of AMGP GP, previously attached as Exhibits (c)(4) through (c)(6) and (c)(8) through (c)(21), are incorporated herein by reference. The presentations prepared by Goldman Sachs & Co. LLC to the conflicts committee of the board of directors of AMGP GP, previously attached as Exhibits (c)(22) through (c)(40), are incorporated by reference herein. The presentation prepared by Goldman Sachs & Co. LLC to the board of directors of AMGP GP, previously attached as Exhibit (c)(7), is incorporated herein by reference. The presentations prepared by Robert W. Baird & Co. Incorporated to the special committee of the board of directors of Antero Resources, previously attached as Exhibits (c)(41) through (c)(61), are incorporated herein by reference. The presentations prepared by Morgan Stanley & Co. LLC to the board of directors of AM, previously attached as Exhibits (c)(62) through (c)(63), are incorporated herein by reference. The joint presentation prepared by Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC to the board of directors of Antero Resources, previously attached  as Exhibit (c)(64), is incorporated by reference herein. The presentations prepared by J.P. Morgan Securities LLC to the board of directors of Antero Resources, previously attached as Exhibits (c)(65) through (c)(66), are incorporated herein by reference. The discussion materials prepared by Citigroup Global Markets Inc. for the Sponsor Holders, previously attached as Exhibits (c)(89) through (c)(91), are incorporated herein by reference. The Fairness Opinion of Tudor Pickering Holt & Co Advisors LP, attached hereto as Exhibit (c)(92), is incorporated herein by reference. The presentations prepared by Tudor Pickering Holt & Co Advisors LP to the conflicts committee of the board of directors of AMP GP, filed herewith as Exhibits (c)(93) through (c)(97), are incorporated herein by reference. The presentation prepared by Robert W. Baird & Co. Incorporated to the special committee of the board of directors of Antero Resources, filed herewith as Exhibit (c)(98), is incorporated herein by reference. The presentation prepared by Goldman Sachs & Co. LLC to the conflicts committee of the board of directors of AMGP GP, filed herewith as Exhibit (c)(99), is incorporated herein by reference.  The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—Opinions of the AM Conflicts Committee’s Financial Advisor”

“Summary Term Sheet—Recent Developments”

“Special Factors—Background of the Transactions”
“Special Factors—Opinion of the AMGP Conflicts Committee’s Financial Advisor”
“Special Factors—Opinions of the AM Conflicts Committee’s Financial Advisor”
“Special Factors—Opinion of the AR Special Committee’s Financial Advisor”
“Special Factors— J.P. Morgan Financial Advisor Materials Provided to Antero Resources”
“Special Factors— Morgan Stanley Financial Advisor Materials Provided to Antero Midstream”
“Special Factors— Citigroup Global Markets Inc. Financial Advisor Discussion Materials Provided to the Sponsor Holders”

Annex B— Fairness Opinion of the AM Conflicts Committee’s Financial Advisor dated October 8, 2018
Annex C—Fairness Opinion of the AM Conflicts Committee’s Financial Advisor dated January 11, 2019

Annex D—Fairness Opinion of the AMGP Conflicts Committee’s Financial Advisor dated October 9, 2018
Annex E—Fairness Opinion of the AR Special Committee’s Financial Advisor dated October 8, 2018

(c)             Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of AM during its regular business hours by any interested holder of AM common units or representative who has been so designated in writing.

Item 10.                          Source and Amounts of Funds or Other Consideration.

Regulation M-A Item 1007

(a)            Source of Funds. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Simplification Agreement—Expenses Related to the Merger”
“Summary Term Sheet—The Simplification Agreement—Financing of the Merger”
“Special Factors—Effects of the Transactions”
“Special Factors—Estimated Fees and Expenses”
“Description of the Debt Financing for the Merger”

(b)            Conditions. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Simplification Agreement—Conditions to Completion of the Transactions”
“Summary Term Sheet—Other Information Related to the Merger—Regulatory Approvals Required for the Merger”

“Special Factors—Regulatory Approvals Required for the Merger”
“The AM Special Meeting—General Information About the AM Special Meeting—Votes Required”
“The AMGP Proposals and the AM Merger Proposal: The Simplification Agreement and the Transactions—Conditions to the Merger”
“Description of the Debt Financing for the Merger”
Annex A—Simplification Agreement

(c)             Expenses. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Simplification Agreement—Expenses Relating to the Merger”
“Special Factors—Estimated Fees and Expenses”
“The AM Special Meeting—Proxy Submission Procedures—Solicitation of Proxies”
“The AMGP Proposals and the AM Merger Proposal: The Simplification Agreement and the Transactions”
“Description of the Debt Financing for the Merger”
Annex A—Simplification Agreement

(d)            Borrowed Funds. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Simplification Agreement Transactions”
“Summary Term Sheet —The Simplification Agreement”
“Special Factors—Effects of the Transactions”
“Description of the Debt Financing for the Merger”

Item 11.                          Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a)            Securities Ownership. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Special Factors—Interests of Certain Persons in the Transactions”
“Special Factors—Security Ownership of Certain Beneficial Owners and Management of AMGP and Antero Midstream”
“Special Factors—Ownership of Antero Midstream After the Merger”

(b)            Securities Transactions. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Special Factors—Security Ownership of Certain Beneficial Owners and Management of AMGP and Antero Midstream”

There have been no transactions in the subject securities by the filing persons during the last 60 days.

Item 12.                          The Solicitation or Recommendation.

Regulation M-A Item 1012

(d)            Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet— Security Ownership of Certain Beneficial Owners and Management of AMGP and Antero Midstream— Ownership of AM Common Units by Directors and Executive Officers of AMP GP and of Antero Resources in Antero Midstream”

“Questions and Answers about the Transactions and the Special Meetings”
“Special Factors—Effects of the Transactions”
“Special Factors—Background of the Transactions”
“Special Factors—Recommendation of the AM Conflicts Committee and the AM Board and Their Reasons for Recommending Approval of the Transactions”
“Special Factors—Position of Antero Resources as to the Fairness of the Transactions”
“Special Factors—Position of the AMGP Parties, AM Parties, Management Holders and Sponsor Holders as to the Fairness of the Transactions”
“Special Factors—Interests of Certain Persons in the Transactions”
“Special Factors—Security Ownership of Certain Beneficial Owners and Management of AMGP and Antero Midstream”
“The AM Special Meeting—Proxy Submission Procedures —Antero Resources’ Obligation to Vote Its AM Common Units”
“The AMGP Proposals and the AM Merger Proposal: The Simplification Agreement and the Transactions—Other Important Agreements Related to the Transactions—AR Voting Agreement”

(e)             Recommendations of Others. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—Recommendation of the AM Conflicts Committee and the AM Board and Their Reasons for Recommending Approval of the Transactions”
“Summary Term Sheet—Recommendation of the AMGP Conflicts Committee and the AMGP Board and Their Reasons for Recommending Approval of the Transactions”
“Summary Term Sheet— Security Ownership of Certain Beneficial Owners and Management of AMGP and Antero Midstream”

“Summary Term Sheet—Recent Developments”

“Questions and Answers about the Transactions and the Special Meetings”
“Special Factors—Recommendation of the AM Conflicts Committee and the AM Board and Their Reasons for Recommending Approval of the Transactions”
“Special Factors—Recommendation of the AMGP Conflicts Committee and the AMGP Board and Their Reasons for Recommending Approval of the Transactions”
“Special Factors—Position of Antero Resources as to the Fairness of the Transactions”
“Special Factors—Position of the AMGP Parties, AM Parties, Management Holders and Sponsor Holders as to the Fairness of the Transactions”
Annex B—Fairness Opinion of the AM Conflicts Committee’s Financial Advisor dated October 8, 2018
Annex C—Fairness Opinion of the AM Conflicts Committee’s Financial Advisor dated January 11, 2019

Annex D—Fairness Opinion of the AMGP Conflicts Committee’s Financial Advisor dated October 9, 2018
Annex E—Fairness Opinion of the AR Special Committee’s Financial Advisor dated October 8, 2018

Item 13.                          Financial Information.

Regulation M-A Item 1010

(a)            Financial Statements. The audited financial statements set forth in AM’s Annual Report on Form 10-K for the year ended December 31, 2017, the unaudited financial statements set forth in AM’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2018, June 30, 2018 and September 30, 2018, and the information set forth in the proxy statement/prospectus under the following captions are incorporated herein by reference:

“Summary Term Sheet—Selected Historical Consolidated Financial Data of Antero Midstream”
“Where You Can Find More Information”

(b)            Pro Forma Information. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Unaudited Pro Forma Condensed Combined Financial Statements”
“Where You Can Find More Information”

Item 14.                          Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a)    Solicitations or Recommendations. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—Recommendation of the AM Conflicts Committee and the AM Board and Their Reasons for Recommending Approval of the Transactions”
“Summary Term Sheet—Opinion of the AMGP Conflicts Committee’s Financial Advisor”
“Summary Term Sheet—Opinions of the AM Conflicts Committee’s Financial Advisor”
“Summary Term Sheet—The Simplification Agreement—Expenses Relating to the Merger”
“Summary Term Sheet—Recent Developments”
“Questions and Answers about the Transactions and the Special Meetings”
“Special Factors—Recommendation of the AM Conflicts Committee and the AM Board and Their Reasons for Recommending Approval of the Transactions”
“Special Factors—Position of the Antero Resources as to the Fairness of the Merger”
“Special Factors—Position of the AMGP Parties, AM Parties, Management Holders and Sponsor Holders as to the Fairness of the Transactions”
“Special Factors—Opinion of the AMGP Conflicts Committee’s Financial Advisor”
“Special Factors—Opinions of the AM Conflicts Committee’s Financial Advisor”
“Special Factors—Opinion of the AR Special Committee’s Financial Advisor”
“Special Factors— J.P. Morgan Financial Advisor Materials Provided to Antero Resources”
“Special Factors— Morgan Stanley Financial Advisor Materials Provided to Antero Midstream”
“Special Factors—Interests of Certain Persons in the Transactions”
“Special Factors—Estimated Fees and Expenses”
“The AM Special Meeting—Proxy Submission Procedures—Solicitation of Proxies”
“The AMGP Proposals and the AM Merger Proposal: The Simplification Agreement and the Transactions —Costs and Expenses”
Annex B—Fairness Opinion of the AM Conflicts Committee’s Financial Advisor dated October 8, 2018

Annex C—Fairness Opinion of the AM Conflicts Committee’s Financial Advisor dated January 11, 2019

(b)    Employees and Corporate Assets. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Summary Term Sheet—The Simplification Agreement—Expenses Relating to the Merger”
“Questions and Answers about the Transactions and the Special Meetings”
“Special Factors—Background of the Transactions”
“Special Factors—Recommendation of the AM Conflicts Committee and the AM Board and Their Reasons for Recommending Approval of the Transactions”
“Special Factors—Interest of Certain Persons in the Transactions”
“Special Factors—Estimated Fees and Expenses”
“The AM Special Meeting—Proxy Submission Procedures—Solicitation of Proxies”

Item 15.                          Additional Information.

None.

Item 16.                          Exhibits.

Regulation M-A Item 1016

(a)(1)

Letter to Common Unitholders of Antero Midstream Partners LP, incorporated herein by reference to the proxy statement/prospectus included in Amendment No. 2 to the Registration Statement on Form S-4 filed by Antero Midstream GP LP with the Securities and Exchange Commission on January 11, 2019.

(a)(2)

Notice of Special Meeting of Common Unitholders of Antero Midstream Partners LP, incorporated herein by reference to the proxy statement/prospectus included in Amendment No. 2 to the Registration Statement on Form S-4 filed by Antero Midstream GP LP with the Securities and Exchange Commission on January 11, 2019.

(a)(3)

Joint Proxy Statement/Prospectus of Antero Midstream Partners LP and Antero Midstream GP LP, incorporated herein by reference to Amendment No. 2 to the Registration Statement on Form S-4 filed by Antero Midstream GP LP with the Securities and Exchange Commission on January 11, 2019.

(b)(1)

Amended and Restated Credit Agreement, dated as of October 26, 2017, among Antero Midstream Partners LP and certain of its subsidiaries, certain lenders party thereto, Wells Fargo Bank, National Association, as administrative agent, l/c issuer and swingline lender and the other parties thereto (incorporated by reference to Exhibit 10.1 to Quarterly Report on Form 10-Q filed on November 1, 2017).

(b)(2)

First Amendment and Joinder Agreement, dated as of October 31, 2018, among Antero Midstream Partners LP and certain of its subsidiaries, certain lenders party thereto, Wells Fargo Bank, National Association, as administrative agent, l/c issuer and swingline lender and the other parties thereto (incorporated herein by reference to Exhibit 10.5 to the proxy statement/prospectus included in Amendment No. 2 to the Registration Statement on Form S-4 filed by Antero Midstream GP LP with the Securities and Exchange Commission on January 11, 2019).

(c)(1)

Fairness Opinion of the AM Conflicts Committee’s Financial Advisor, dated October 8, 2018, incorporated herein by reference to the proxy statement/prospectus included in Amendment No. 2 to the Registration Statement on Form S-4 filed by Antero Midstream GP LP with the Securities and Exchange Commission on January 11, 2019.

(c)(2)

Fairness Opinion of the AMGP Conflicts Committee’s Financial Advisor, dated October 9, 2018, incorporated herein by reference to the proxy statement/prospectus included in Amendment No. 2 to the Registration Statement on Form S-4 filed by Antero Midstream GP LP with the Securities and Exchange Commission on January 11, 2019.

(c)(3)

Fairness Opinion of the AR Special Committee’s Financial Advisor, dated October 8, 2018, incorporated herein by reference to the proxy statement/prospectus included in Amendment No. 2 to the Registration Statement on Form S-4 filed by Antero Midstream GP LP with the Securities and Exchange Commission on January 11, 2019.

(c)(4)*	Presentation prepared by Goldman Sachs & Co. LLC to the Conflicts Committee of the Board of Directors of AMGP GP LLC, dated March 1, 2018.

(c)(5)*	Presentation prepared by Goldman Sachs & Co. LLC to the Conflicts Committee of the Board of Directors of AMGP GP LLC, dated March 22, 2018.

(c)(6)*	Presentation prepared by Goldman Sachs & Co. LLC to the Conflicts Committee of the Board of Directors of AMGP GP LLC, dated April 3, 2018.

(c)(7)*	Presentation prepared by Goldman Sachs & Co. LLC to the Board of Directors of AMGP GP LLC, dated April 7, 2018.

(c)(8)*	Presentation prepared by Goldman Sachs & Co. LLC to the Conflicts Committee of the Board of Directors of AMGP GP LLC, dated April 10, 2018.

(c)(9)*	Presentation prepared by Goldman Sachs & Co. LLC to the Conflicts Committee of the Board of Directors of AMGP GP LLC, dated April 10, 2018.

(c)(10)*	Presentation prepared by Goldman Sachs & Co. LLC to the Conflicts Committee of the Board of Directors of AMGP GP LLC, dated April 18, 2018.

(c)(11)*	Presentation prepared by Goldman Sachs & Co. LLC to the Conflicts Committee of the Board of Directors of AMGP GP LLC, dated April 20, 2018.

(c)(12)*	Presentation prepared by Goldman Sachs & Co. LLC to the Conflicts Committee of the Board of Directors of AMGP GP LLC, dated April 20, 2018.

(c)(13)*	Presentation prepared by Goldman Sachs & Co. LLC to the Conflicts Committee of the Board of Directors of AMGP GP LLC, dated April 23, 2018.

(c)(14)*	Presentation prepared by Goldman Sachs & Co. LLC to the Conflicts Committee of the Board of Directors of AMGP GP LLC, dated May 1, 2018.

(c)(15)*	Presentation prepared by Goldman Sachs & Co. LLC to the Conflicts Committee of the Board of Directors of AMGP GP LLC, dated May 3, 2018.

(c)(16)*	Presentation prepared by Goldman Sachs & Co. LLC to the Conflicts Committee of the Board of Directors of AMGP GP LLC, dated May 8, 2018.

(c)(17)*	Presentation prepared by Goldman Sachs & Co. LLC to the Conflicts Committee of the Board of Directors of AMGP GP LLC, dated May 9, 2018.

(c)(18)*	Presentation prepared by Goldman Sachs & Co. LLC to the Conflicts Committee of the Board of Directors of AMGP GP LLC, dated May 11, 2018.

(c)(19)*	Presentation prepared by Goldman Sachs & Co. LLC to the Conflicts Committee of the Board of Directors of AMGP GP LLC, dated May 18, 2018.

(c)(20)*	Presentation prepared by Goldman Sachs & Co. LLC to the Conflicts Committee of the Board of Directors of AMGP GP LLC, dated May 22, 2018.

(c)(21)*	Presentation prepared by Goldman Sachs & Co. LLC to the Conflicts Committee of the Board of Directors of AMGP GP LLC, dated June 1, 2018.

(c)(22)*	Presentation prepared by Goldman Sachs & Co. LLC to the Conflicts Committee of the Board of Directors of AMGP GP LLC, dated June 6, 2018.

(c)(23)*	Presentation prepared by Goldman Sachs & Co. LLC to the Conflicts Committee of the Board of Directors of AMGP GP LLC, dated June 6, 2018.

(c)(24)*	Presentation prepared by Goldman Sachs & Co. LLC to the Conflicts Committee of the Board of Directors of AMGP GP LLC, dated June 20, 2018.

(c)(25)*	Presentation prepared by Goldman Sachs & Co. LLC to the Conflicts Committee of the Board of Directors of AMGP GP LLC, dated June 29, 2018.

(c)(26)*	Presentation prepared by Goldman Sachs & Co. LLC to the Conflicts Committee of the Board of Directors of AMGP GP LLC, dated July 18, 2018.

(c)(27)*	Presentation prepared by Goldman Sachs & Co. LLC to the Conflicts Committee of the Board of Directors of AMGP GP LLC, dated August 3, 2018.

(c)(28)*	Presentation prepared by Goldman Sachs & Co. LLC to the Conflicts Committee of the Board of Directors of AMGP GP LLC, dated August 11, 2018.

(c)(29)*	Presentation prepared by Goldman Sachs & Co. LLC to the Conflicts Committee of the Board of Directors of AMGP GP LLC, dated August 20, 2018.

(c)(30)*	Presentation prepared by Goldman Sachs & Co. LLC to the Conflicts Committee of the Board of Directors of AMGP GP LLC, dated August 21, 2018.

(c)(31)*	Presentation prepared by Goldman Sachs & Co. LLC to the Conflicts Committee of the Board of Directors of AMGP GP LLC, dated August 23, 2018.

(c)(32)*	Presentation prepared by Goldman Sachs & Co. LLC to the Conflicts Committee of the Board of Directors of AMGP GP LLC, dated August 27, 2018.

(c)(33)*	Presentation prepared by Goldman Sachs & Co. LLC to the Conflicts Committee of the Board of Directors of AMGP GP LLC, dated August 30, 2018.

(c)(34)*	Presentation prepared by Goldman Sachs & Co. LLC to the Conflicts Committee of the Board of Directors of AMGP GP LLC, dated September 6, 2018.

(c)(35)*	Presentation prepared by Goldman Sachs & Co. LLC to the Conflicts Committee of the Board of Directors of AMGP GP LLC, dated September 13, 2018.

(c)(36)*	Presentation prepared by Goldman Sachs & Co. LLC to the Conflicts Committee of the Board of Directors of AMGP GP LLC, dated September 21, 2018.

(c)(37)*	Presentation prepared by Goldman Sachs & Co. LLC to the Conflicts Committee of the Board of Directors of AMGP GP LLC, dated September 24, 2018.

(c)(38)*	Presentation prepared by Goldman Sachs & Co. LLC to the Conflicts Committee of the Board of Directors of AMGP GP LLC, dated October 3, 2018.

(c)(39)*	Presentation prepared by Goldman Sachs & Co. LLC to the Conflicts Committee of the Board of Directors of AMGP GP LLC, dated October 6, 2018.

(c)(40)*	Presentation prepared by Goldman Sachs & Co. LLC to the Conflicts Committee of the Board of Directors of AMGP GP LLC, dated October 8, 2018.

(c)(41)*	Presentation prepared by Robert W. Baird & Co. Incorporated to the Special Committee of the Board of Directors of Antero Resources Corporation, dated March 22, 2018.

(c)(42)*	Presentation prepared by Robert W. Baird & Co. Incorporated to the Special Committee of the Board of Directors of Antero Resources Corporation, dated March 30, 2018.

(c)(43)*	Presentation prepared by Robert W. Baird & Co. Incorporated to the Special Committee of the Board of Directors of Antero Resources Corporation, dated April 10, 2018.

(c)(44)*	Presentation prepared by Robert W. Baird & Co. Incorporated to the Special Committee of the Board of Directors of Antero Resources Corporation, dated April 19, 2018.

(c)(45)*	Presentation prepared by Robert W. Baird & Co. Incorporated to the Special Committee of the Board of Directors of Antero Resources Corporation, dated June 12, 2018.

(c)(46)*	Presentation prepared by Robert W. Baird & Co. Incorporated to the Special Committee of the Board of Directors of Antero Resources Corporation, dated June 21, 2018.

(c)(47)*	Presentation prepared by Robert W. Baird & Co. Incorporated to the Special Committee of the Board of Directors of Antero Resources Corporation, dated July 3, 2018.

(c)(48)*	Presentation prepared by Robert W. Baird & Co. Incorporated to the Special Committee of the Board of Directors of Antero Resources Corporation, dated July 6, 2018.

(c)(49)*	Presentation prepared by Robert W. Baird & Co. Incorporated to the Special Committee of the Board of Directors of Antero Resources Corporation, dated July 8, 2018.

(c)(50)*	Presentation prepared by Robert W. Baird & Co. Incorporated to the Special Committee of the Board of Directors of Antero Resources Corporation, dated July 22, 2018.

(c)(51)*	Presentation prepared by Robert W. Baird & Co. Incorporated to the Special Committee of the Board of Directors of Antero Resources Corporation, dated August 1, 2018.

(c)(52)*	Presentation prepared by Robert W. Baird & Co. Incorporated to the Special Committee of the Board of Directors of Antero Resources Corporation, dated August 22, 2018.

(c)(53)*	Presentation prepared by Robert W. Baird & Co. Incorporated to the Special Committee of the Board of Directors of Antero Resources Corporation, dated August 28, 2018.

(c)(54)*	Presentation prepared by Robert W. Baird & Co. Incorporated to the Special Committee of the Board of Directors of Antero Resources Corporation, dated September 17, 2018.

(c)(55)*	Presentation prepared by Robert W. Baird & Co. Incorporated to the Special Committee of the Board of Directors of Antero Resources Corporation, dated September 23, 2018.

(c)(56)*	Presentation prepared by Robert W. Baird & Co. Incorporated to the Special Committee of the Board of Directors of Antero Resources Corporation, dated October 1, 2018.

(c)(57)*	Presentation prepared by Robert W. Baird & Co. Incorporated to the Special Committee of the Board of Directors of Antero Resources Corporation, dated October 5, 2018.

(c)(58)*	Presentation prepared by Robert W. Baird & Co. Incorporated to the Special Committee of the Board of Directors of Antero Resources Corporation, dated October 6, 2018.

(c)(59)*	Presentation prepared by Robert W. Baird & Co. Incorporated to the Special Committee of the Board of Directors of Antero Resources Corporation, dated October 7, 2018.

(c)(60)*	Supplemental Presentation prepared by Robert W. Baird & Co. Incorporated to the Special Committee of the Board of Directors of Antero Resources Corporation, dated October 7, 2018.

(c)(61)*	Presentation prepared by Robert W. Baird & Co. Incorporated to the Special Committee of the Board of Directors of Antero Resources Corporation, dated October 8, 2018.

(c)(62)*	Presentation prepared by Morgan Stanley & Co. LLC to the Board of Directors of Antero Midstream Partners GP LLC, dated March 20, 2018.

(c)(63)*	Presentation prepared by Morgan Stanley & Co. LLC to the Board of Directors of Antero Midstream Partners GP LLC, dated August 9, 2018.

(c)(64)*	Joint Presentation prepared by J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC to the Board of Directors of Antero Resources Corporation, dated February 21, 2018.

(c)(65)*	Presentation prepared by J.P. Morgan Securities LLC to the Board of Directors of Antero Resources Corporation, dated March 22, 2018.

(c)(66)*	Presentation prepared by J.P. Morgan Securities LLC to the Board of Directors of Antero Resources Corporation, dated August 9, 2018.

(c)(67)*	Presentation prepared by Tudor Pickering Holt & Co Advisors LP to the Conflicts Committee of Antero Midstream Partners LP, dated June 17, 2018.

(c)(68)*	Presentation prepared by Tudor Pickering Holt & Co Advisors LP to the Conflicts Committee of Antero Midstream Partners LP, dated June 19, 2018.

(c)(69)*	Presentation prepared by Tudor Pickering Holt & Co Advisors LP to the Conflicts Committee of Antero Midstream Partners LP, dated June 20, 2018.

(c)(70)*	Presentation prepared by Tudor Pickering Holt & Co Advisors LP to the Conflicts Committee of Antero Midstream Partners LP, dated June 28, 2018.

(c)(71)*	Presentation prepared by Tudor Pickering Holt & Co Advisors LP to the Conflicts Committee of Antero Midstream Partners LP, dated June 30, 2018.

(c)(72)*	Presentation prepared by Tudor Pickering Holt & Co Advisors LP to the Conflicts Committee of Antero Midstream Partners LP, dated July 12, 2018.

(c)(73)*	Presentation prepared by Tudor Pickering Holt & Co Advisors LP to the Conflicts Committee of Antero Midstream Partners LP, dated July 14, 2018.

(c)(74)*	Presentation prepared by Tudor Pickering Holt & Co Advisors LP to the Conflicts Committee of Antero Midstream Partners LP, dated August 14, 2018.

(c)(75)*	Presentation prepared by Tudor Pickering Holt & Co Advisors LP to the Conflicts Committee of Antero Midstream Partners LP, dated August 14-15, 2018.

(c)(76)*	Presentation prepared by Tudor Pickering Holt & Co Advisors LP to the Conflicts Committee of Antero Midstream Partners LP, dated August 26, 2018.

(c)(77)*	Presentation prepared by Tudor Pickering Holt & Co Advisors LP to the Conflicts Committee of Antero Midstream Partners LP, dated August 26, 2018.

(c)(78)*	Presentation prepared by Tudor Pickering Holt & Co Advisors LP to the Conflicts Committee of Antero Midstream Partners LP, dated August 31, 2018.

(c)(79)*	Presentation prepared by Tudor Pickering Holt & Co Advisors LP to the Conflicts Committee of Antero Midstream Partners LP, dated September 1, 2018.

(c)(80)*	Presentation prepared by Tudor Pickering Holt & Co Advisors LP to the Conflicts Committee of Antero Midstream Partners LP, dated September 2, 2018.

(c)(81)*	Presentation prepared by Tudor Pickering Holt & Co Advisors LP to the Conflicts Committee of Antero Midstream Partners LP, dated September 17, 2018.

(c)(82)*	Presentation prepared by Tudor Pickering Holt & Co Advisors LP to the Conflicts Committee of Antero Midstream Partners LP, dated September 20, 2018.

(c)(83)*	Presentation prepared by Tudor Pickering Holt & Co Advisors LP to the Conflicts Committee of Antero Midstream Partners LP, dated September 23, 2018.

(c)(84)*	Presentation prepared by Tudor Pickering Holt & Co Advisors LP to the Conflicts Committee of Antero Midstream Partners LP, dated September 28, 2018.

(c)(85)*	Presentation prepared by Tudor Pickering Holt & Co Advisors LP to the Conflicts Committee of Antero Midstream Partners LP, dated October 2, 2018.

(c)(86)*	Presentation prepared by Tudor Pickering Holt & Co Advisors LP to the Conflicts Committee of Antero Midstream Partners LP, dated October 6, 2018.

(c)(87)*	Presentation prepared by Tudor Pickering Holt & Co Advisors LP to the Conflicts Committee of Antero Midstream Partners LP, dated October 8, 2018.

(c)(88)*	Presentation prepared by Tudor Pickering Holt & Co Advisors LP to the Conflicts Committee of Antero Midstream Partners LP, dated October 8, 2018.

(c)(89)*	Discussion Materials of Citigroup Global Markets Inc. for the Sponsor Holders, dated September 10, 2018.

(c)(90)*	Discussion Materials of Citigroup Global Markets Inc. for the Sponsor Holders affiliated with Warburg Pincus LLC, dated September 12, 2018.

(c)(91)*	Discussion Materials of Citigroup Global Markets Inc. for the Sponsor Holders, dated September 13, 2018.

(c)(92)

Fairness Opinion of the AM Conflicts Committee’s Financial Advisor, dated January 11, 2019, incorporated herein by reference to the proxy statement/prospectus included in Amendment No. 2 to the Registration Statement on Form S-4 filed by Antero Midstream GP LP with the Securities and Exchange Commission on January 11, 2019.

(c)(93)**	Presentation prepared by Tudor Pickering Holt & Co Advisors LP to the Conflicts Committee of Antero Midstream Partners LP, dated December 26, 2018.

(c)(94)**	Presentation prepared by Tudor Pickering Holt & Co Advisors LP to the Conflicts Committee of Antero Midstream Partners LP, dated January 5, 2019.

(c)(95)**	Presentation prepared by Tudor Pickering Holt & Co Advisors LP to the Conflicts Committee of Antero Midstream Partners LP, dated January 5, 2019.

(c)(96)**	Presentation prepared by Tudor Pickering Holt & Co Advisors LP to the Conflicts Committee of Antero Midstream Partners LP, dated January 11, 2019.

(c)(97)**	Presentation prepared by Tudor Pickering Holt & Co Advisors LP to the Conflicts Committee of Antero Midstream Partners LP, dated January 11, 2019.

(c)(98)**	Presentation prepared by Robert W. Baird & Co. Incorporated to the Special Committee of the Board of Directors of Antero Resources Corporation, dated December 27, 2018.

(c)(99)**	Presentation prepared by Goldman Sachs & Co. LLC to the Conflicts Committee of the Board of Directors of AMGP GP LLC, dated January 10, 2019.

(d)(1)

Simplification Agreement, dated as of October 9, 2018, by and among AMGP GP LLC, Antero Midstream GP LP, Antero IDR Holdings LLC, Arkrose Midstream Preferred Co LLC, Arkrose Midstream NewCo Inc., Arkrose Midstream Merger Sub LLC, Antero Midstream Partners GP LLC and Antero Midstream Partners LP., incorporated herein by reference to the proxy statement/prospectus included in Amendment No. 2 to the Registration Statement on Form S-4 filed by Antero Midstream GP LP with the Securities and Exchange Commission on January 11, 2019.

(f)(1)

Agreement of Limited Partnership, dated as of November 10, 2014, by and between Antero Resources Midstream Management LLC, as the General Partner, and Antero Resources Corporation, as the Organizational Limited Partner (incorporated by reference to Exhibit 3.1 to Current Report on Form 8-K filed on November 17, 2014).

(f)(2)*	Delaware Code Title 6 § 17-212.

(g)	None

*                 Previously filed

**          Filed herewith

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2019

ANTERO MIDSTREAM PARTNERS LP

By: Antero Midstream Partners GP LLC, its general partner

By:	/s/ Alvyn A. Schopp
Name:	Alvyn A. Schopp
Title:	Chief Administrative Officer, Regional Senior Vice President and Treasurer

Dated: January 11, 2019

ANTERO MIDSTREAM PARTNERS GP LLC

By:	/s/ Alvyn A. Schopp
Name:	Alvyn A. Schopp
Title:	Chief Administrative Officer, Regional Senior Vice President and Treasurer

Dated: January 11, 2019

ANTERO MIDSTREAM GP LP

By:	AMGP GP LLC, its general partner

By:	/s/ Alvyn A. Schopp
Name:	Alvyn A. Schopp
Title:	Chief Administrative Officer, Regional Senior Vice President and Treasurer

Dated: January 11, 2019

AMGP GP LLC

By:	/s/ Alvyn A. Schopp
Name:	Alvyn A. Schopp
Title:	Chief Administrative Officer, Regional Senior Vice President and Treasurer

Dated: January 11, 2019

ANTERO IDR HOLDINGS LLC

By:	Antero Midstream GP LP, its managing member
By:	AMGP GP LLC, its general partner

By:	/s/ Alvyn A. Schopp
Name:	Alvyn A. Schopp
Title:	Chief Administrative Officer, Regional Senior Vice President and Treasurer

Dated: January 11, 2019

ARKROSE MIDSTREAM PREFERRED CO LLC

By:	Antero Midstream GP LP,its sole member
By:	AMGP GP LLC, its general partner

By:	/s/ Alvyn A. Schopp
Name:	Alvyn A. Schopp
Title:	Chief Administrative Officer, Regional Senior Vice President and Treasurer

Dated: January 11, 2019

ARKROSE MIDSTREAM NEWCO INC.

By:	/s/ Alvyn A. Schopp
Name:	Alvyn A. Schopp
Title:	Chief Administrative Officer, Regional Senior Vice President and Treasurer

Dated: January 11, 2019

ARKROSE MIDSTREAM MERGER SUB LLC

By:	Arkrose Midstream NewCo Inc., its sole member

By:	/s/ Alvyn A. Schopp
Name:	Alvyn A. Schopp
Title:	Chief Administrative Officer, Regional Senior Vice President and Treasurer

Dated: January 11, 2019

ANTERO RESOURCES CORPORATION

By:	/s/ Alvyn A. Schopp
Name:	Alvyn A. Schopp
Title:	Chief Administrative Officer, Regional Senior Vice President and Treasurer

Dated: January 11, 2019

WARBURG PINCUS PRIVATE EQUITY VIII, L.P.

By:	Warburg Pincus Partners, L.P., its general partner
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

Dated: January 11, 2019

WARBURG PINCUS NETHERLANDS PRIVATE EQUITY VIII C.V. I

By:	Warburg Pincus Partners, L.P., its general partner
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

Dated: January 11, 2019

WP-WPVIII INVESTORS, L.P.

By:	WP-WPVIII Investors GP L.P., its general partner
By:	WPP GP LLC, its general partner
By:	Warburg Pincus Partners, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

Dated: January 11, 2019

WARBURG PINCUS PRIVATE EQUITY X O&G, L.P.

By:	Warburg Pincus X, L.P., its general partner
By:	Warburg Pincus X GP L.P., its general partner
By:	WPP GP LLC, its general partner
By:	Warburg Pincus Partners, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

Dated: January 11, 2019

WARBURG PINCUS X PARTNERS, L.P.

By:	Warburg Pincus X, L.P., its general partner
By:	Warburg Pincus X GP L.P., its general partner
By:	WPP GP LLC, its general partner
By:	Warburg Pincus Partners, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

Dated: January 11, 2019

WP-WPVIII INVESTORS, GP L.P.

By:	WPP GP LLC, its general partner
By:	Warburg Pincus Partners, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

Dated: January 11, 2019

WARBURG PINCUS X, L.P.

By:	Warburg Pincus X GP L.P., its general partner
By:	WPP GP LLC, its general partner
By:	Warburg Pincus Partners, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

Dated: January 11, 2019

WARBURG PINCUS X GP L.P.

By:	WPP GP LLC, its general partner
By:	Warburg Pincus Partners, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

Dated: January 11, 2019

WPP GP LLC

By:	Warburg Pincus Partners, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

Dated: January 11, 2019

WARBURG PINCUS PARTNERS, L.P.

By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

Dated: January 11, 2019

WARBURG PINCUS PARTNERS GP LLC

By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

Dated: January 11, 2019

WARBURG PINCUS & CO.

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

Dated: January 11, 2019

WARBURG PINCUS LLC

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Managing Director

Dated: January 11, 2019

CHARLES R. KAYE

By:	/s/ Charles R. Kaye
Name:	Charles R. Kaye
By:	Robert B. Knauss, Attorney-in-Fact*

Dated: January 11, 2019

JOSEPH P. LANDY

By:	/s/ Joseph P. Landy
Name:	Joseph P. Landy
By:	Robert B. Knauss, Attorney-in-Fact*

Dated: January 11, 2019

YORKTOWN ENERGY PARTNERS V, L.P.

By:	Yorktown V Company LLC, its General Partner

By:	/s/ W. Howard Keenan, Jr.
Name:	W. Howard Keenan, Jr.
Title:	Member

Dated: January 11, 2019

YORKTOWN ENERGY PARTNERS VI, L.P.

By:	Yorktown VI Company LP, its General Partner
By:	Yorktown VI Associates LLC, its General Partner

By:	/s/ W. Howard Keenan, Jr.
Name:	W. Howard Keenan, Jr.
Title:	Member

* The Power of Attorney given by each of Mr. Kaye and Mr. Landy was previously filed with the SEC on July 12, 2016 as an exhibit to a beneficial ownership report on Schedule 13D filed by Warburg Pincus LLC with respect to WEX Inc. and is hereby incorporated by reference.

Dated: January 11, 2019

YORKTOWN ENERGY PARTNERS VII, L.P.

By:	Yorktown VII Company LP, its General Partner
By:	Yorktown VII Associates LLC, its General Partner

By:	/s/ W. Howard Keenan, Jr.
Name:	W. Howard Keenan, Jr.
Title:	Member

Dated: January 11, 2019

YORKTOWN ENERGY PARTNERS VIII, L.P.

By:	Yorktown VIII Company LP, its General Partner
By:	Yorktown VIII Associates LLC, its General Partner

By:	/s/ W. Howard Keenan, Jr.
Name:	W. Howard Keenan, Jr.
Title:	Member

Dated: January 11, 2019

By:	/s/ Paul M. Rady
Name:	Paul M. Rady

Dated: January 11, 2019

MOCKINGBIRD INVESTMENTS LLC

By:	/s/ Paul M. Rady
Name:	Paul M. Rady
Title:	Manager

Dated: January 11, 2019

By:	/s/ Glen C. Warren, Jr.
Name:	Glen C. Warren, Jr.

Dated: January 11, 2019

CANTON INVESTMENT HOLDINGS LLC

By:	/s/ Glen C. Warren, Jr.
Name:	Glen C. Warren, Jr.
Title:	Manager